UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

APPOINTMENT OF METALPHA LIMITED’S CEO

The board of directors (the “Board”) of Metalpha Technology Holding Limited (the “Company”) has appointed Ms. Xisha Hu as the Chief Executive Officer (the “CEO”) of Metalpha Limited, the Company’s wholly-owned trading business subsidiary, effective April 28, 2025 (the “Appointment”). Given Ms. Hu’s spousal relationship with Mr. Bingzhong Wang, the Company’s current Chairman of the Board and CEO, the Appointment constitutes a related party transaction. The Audit Committee of the Board has reviewed and approved the Appointment.

Ms. Hu has exceptional leadership experience in derivatives business globally. From 2017 to 2025, Ms. Hu served as the Managing Director and the head of Equity Derivatives Department of Huatai Securities, where she built up from scratch and grew it to one of the largest multi-asset derivatives platforms in China. From 2013 to 2017, Ms. Hu served as the Executive Director and head of Equity Derivatives Trading at CITIC Securities. From 2006 to 2013, she also served as Director of Equity Derivatives Department for UBS London and Hong Kong.

Ms. Hu obtained her master’s degree in Financial Mathematics from École Nationale des Ponts et Chaussees, ParisTech and bachelor’s degree in Mathematics from Nanjing University.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Pengyuan Fan
Name:	Pengyuan Fan
Title:	Chief Financial Officer and Director

Date: April 28, 2025

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